SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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March 19, 2015

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

Re:                                Hospitality Properties Trust

Preliminary Proxy Statement on Schedule 14A

Filed March 16, 2015

File No. 001-11527

Dear Mr. Orlic:

On behalf of Hospitality Properties Trust (the “Company”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated March 18, 2015, in connection with the above-captioned preliminary proxy statement of the Company (the “Preliminary Proxy Statement”).  A revised preliminary proxy statement on Schedule 14A (as so revised, the “Revised Preliminary Proxy Statement”) is being filed simultaneously with this response.  For the convenience of the Staff, we are also enclosing clean and marked copies of the Revised Preliminary Proxy Statement.

United States Securities and Exchange Commission

March 19, 2015

Your numbered comments with respect to the Preliminary Proxy Statement have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate.

General

1.                                    We note the response to prior comment 1 and continue to believe that the proxy statement should include disclosure regarding the basic nature of the Unite Here proposals. We do not believe that including this disclosure runs counter to Rule 14a-8, or is comparable to including item disclosure under Schedule 14A. We also note that the reference to alternative nominees in Question I.G.2 of the Third Supplement, cited in your response, is by way of example only. Finally, you have disclosed to shareholders that you intend to use your discretionary authority to vote against the Unite Here proposal, and therefore we believe that Rule 14a-9 requires an explanation of the basic nature of the proposals that you intend to vote down or oppose on behalf of shareholders who are considering whether to grant you their proxy. See, for example, Section 7.S(b) under Proxy Rules and Schedule 14A in the March 1999 Supplement to the Division’s Manual of Publicly Available Telephone Interpretations, available on our website. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the disclosure on page 62 of the Revised Preliminary Proxy Statement has been revised.

2.                                    We are considering the response to prior comment 2 and will follow up if we have further comment.

Response:  The Company notes the Staff’s comment.  Please let us know if we can provide any further information with respect to prior comment 2.

3.                                    We note the blank chart appearing on Annex II. If there have been securities purchased or sold within the past two years, please disclose them.

Response: The Company has now finished compiling the transaction data called for by Item 5(b) of Schedule 14A and has disclosed these transactions in Annex II of the Revised Preliminary Proxy Statement.

United States Securities and Exchange Commission

March 19, 2015

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                              Mark L. Kleifges, Treasurer and Chief Financial Officer

Hospitality Properties Trust

Enclosures